FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

20 March 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following disposals of ordinary shares of US$0.50 (the "Shares") took place on 19 March 2019.

Director

Name	Shares disposed	Price
Marc Moses	146,649	£6.2460

Other PDMRs

Name	Shares disposed	Price
Samir Assaf	100,457	£6.2460
Patrick Burke	30,448	£6.2504

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.25	146,649	£915,969.65
		Aggregated	£6.246	146,649	£915,969.65

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.25	100,457	£627,454.42
		Aggregated	£6.246	100,457	£627,454.42

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.25	30,448	£190,312.18
		Aggregated	£6.25	30,448	£190,312.18

For any queries related to this notification, please contact:

JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 March 2019